SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 11, 2006


                              --------------------


                                    HEAD N.V.

                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                                 +31 20 625 1291
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       Quarterly Report for the Period Ending March 31, 2006

SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                HEAD N.V.


Date:    May 11, 2006                           By:  /s/ JOHAN ELIASCH
                                                    ---------------------

                                                Name:    Johan Eliasch
                                                Title:   Chief Executive Officer

                                    HEAD N.V.
                                QUARTERLY REPORT

                              For the Period Ended
                                 March 31, 2006

                                    HEAD N.V.

                                QUARTERLY REPORT
                       FOR THE PERIOD ENDED MARCH 31, 2006



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



ITEM 1.       FINANCIAL STATEMENTS

              Unaudited Consolidated Balance Sheet as of March 31, 2006 and Unaudited Consolidated Balance Sheet as of December 31, 2005

              Unaudited Consolidated Income Statement
              for the three months ended March 31, 2006 and 2005

              Unaudited Consolidated Statement of Shareholders' Equity for the year ended December 31, 2005 and for the three months ended March 31, 2006

              Unaudited Consolidated Cash Flow Statement for the three months ended March 31, 2006 and 2005

              Notes to the Unaudited Consolidated Financial Statements



ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


          This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

               o competitive pressures and our ability to respond quickly to changes in consumer preferences;
               o    changes in the tastes of the sporting public;
               o    our ability to introduce innovative products;
               o    general economic conditions;
               o our ability to realize the cost savings we expect to achieve from our cost reduction program;
               o    shifts in currency exchange rates;
               o    the performance of third party suppliers;
               o    adequate protection of patents and trademarks;
               o    product liability exposure;
               o    raw material and energy prices; and
               o    environmental and regulatory matters.

          Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.


                           PRESENTATION OF INFORMATION


          We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                           CONSOLIDATED BALANCE SHEET

                                                                              March 31,       December 31,
                                                                           --------------    --------------
                                                                   Note         2006              2005
                                                                           --------------    --------------
                                                                             (unaudited)      (unaudited)
                                                                           (in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net ............................            (euro)  60,230    (euro)  61,617
Intangible assets .............................................      4             12,743            13,059
Goodwill ......................................................      4              3,190             3,161
Available-for-sale financial assets ...........................                     1,973             1,973
Deferred income tax assets ....................................      7             63,133            61,507
Trade and other receivables ...................................                       132             1,854
Other non-current assets ......................................                     3,940             3,909
                                                                           --------------    --------------
     Total non-current assets .................................                   145,341           147,081
Current assets
Inventories, net ..............................................      3             81,969            68,551
Trade and other receivables ...................................                    93,125           148,525
Prepaid expense ...............................................                     4,278             3,890
Available-for-sale financial assets ...........................                    14,761            14,834
Restricted cash ...............................................                     3,764             3,957
Cash and cash equivalents .....................................                    78,552            45,503
                                                                           --------------    --------------
     Total current assets .....................................                   276,448           285,260
                                                                           --------------    --------------
     Total assets .............................................            (euro) 421,789    (euro) 432,340
                                                                           ==============    ==============
SHAREHOLDERS' EQUITY:
Share capital .................................................      6     (euro)   7,964    (euro)   7,964
Other reserves ................................................                   128,590           128,222
Treasury shares ...............................................      6           (12,307)          (12,307)
Retained earnings .............................................                    44,170            49,822
Fair Value and other reserves including
     cumulative translation adjustments (CTA) .................                   (3,123)           (1,884)
                                                                           --------------    --------------
     Total shareholders' equity ...............................                   165,294           171,817
LIABILITIES:
Non-current liabilities
Long-term debt ................................................      9            133,051           133,673
Retirement benefit obligations ................................     12             16,199            16,308
Other long-term liabilities ...................................     11              8,319             8,145
                                                                           --------------    --------------
     Total non-current liabilities ............................                   157,569           158,125
Current liabilities
Trade and other payables ......................................                    25,690            24,796
Borrowings ....................................................                    26,114            27,748
Income taxes ..................................................                       526               600
Provisions, accrued expenses and other current liabilities.....   10, 15           46,595            49,254
                                                                           --------------    --------------
     Total current liabilities ................................                    98,926           102,398
                                                                           --------------    --------------
     Total liabilities ........................................                   256,495           260,524
                                                                           --------------    --------------
     Total liabilities and shareholders' equity ...............            (euro) 421,789    (euro) 432,340
                                                                           ==============    ==============

   The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                          CONSOLIDATED INCOME STATEMENT

                                                                For the Three Months ended March 31,
                                                                ------------------------------------
                                                        Note          2006                2005
                                                                ----------------    ----------------
                                                                   (unaudited)         (unaudited)
                                                                  (in thousands, except share data)

Product revenues                                                  (euro) 67,372       (euro) 62,235
Licensing and royalty revenues .....................                      2,561               2,295
                                                                ----------------    ----------------
Total revenues .....................................                     69,933              64,529
Other revenues .....................................                        397                 210
Sales deductions ...................................                    (2,218)             (1,799)
                                                                ----------------    ----------------
Total net revenues .................................      8              68,111              62,940
Cost of sales ......................................                     41,088              39,704
                                                                ----------------    ----------------
Gross profit .......................................                     27,023              23,236
Selling and marketing expense ......................                     23,418              23,253
General and administrative expense .................   13, 14             7,805               7,087
                                                                ----------------    ----------------
Operating loss .....................................                    (4,200)             (7,104)
Interest expense ...................................                    (3,075)             (3,355)
Interest income ....................................                        387                 231
Foreign exchange gain (loss) .......................                       (24)                 655
Other income (expense), net ........................                        (9)                  52
                                                                ----------------    ----------------
Loss from operations before income taxes ...........                    (6,921)             (9,521)
Income tax benefit (expense):
     Current .......................................                      (356)               (526)
     Deferred ......................................      7               1,626               2,969
                                                                ----------------    ----------------
     Income tax benefit ............................                      1,269               2,443
                                                                ----------------    ----------------
Loss for the period ................................             (euro) (5,651)      (euro) (7,078)
                                                                ================    ================
Earnings per share-basic............................
     Loss for the period ...........................                     (0.16)              (0.20)
Earnings per share-diluted
     Loss for the period ...........................                     (0.16)              (0.20)
Weighted average shares outstanding.................
     Basic..........................................                     36,220              36,220
     Diluted........................................                     36,220              36,220




   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                            Note                  Attributable to equity holders of the Company
                                                 -----------------------------------------------------------------------------------
                                                                                                                        Fair Value
                                                     Ordinary Shares                                                     and Other
                                                 -----------------------     Other         Treasury       Retained       Reserves/
                                                    Shares     Amount       Reserves         Stock        Earnings          CTA
                                                                                                  (unaudited)
                                                                                        (in thousands, except share data)
Balance at January 1, 2005 .................      36,219,902       7,964        127,542        (12,307)        43,836        (8,277)
Stock-based compensation ...................  14         --           --            680              --            --             --
Changes in minority interest ...............             --           --             --              --            --             --
Net income .................................             --           --             --              --         5,986             --
   Changes in fair value and other reserves
     including CTA:
     Unrealized gain on available-for-sale
     financial assets, (net of tax of
     (euro) 18) ............................             --           --             --              --            --             74
     Unrealized loss on derivatives
     instruments (net of tax of
     (euro) 163) ...........................   5         --           --             --              --            --          (489)
     Reclassification adjustment for
     derivative losses recorded in net
     income (net of tax of (euro) 42) ......   5         --           --             --              --            --            127
     Foreign currency translation
     adjustment ............................             --           --             --              --            --          6,682
   Total recognized income and
     expense for the period ................             --           --             --              --            --             --
                                                 ---------- ------------ -------------- --------------- ------------- --------------
Balance at December 31, 2005 ...............     36,219,902 (euro) 7,964 (euro) 128,222 (euro) (12,307) (euro) 49,822 (euro) (1,884)

Stock-based compensation ...................  14         --           --            368              --            --             --
Net income .................................             --           --             --              --       (5,651)             --
   Changes in fair value and other reserves
     including CTA:
     Unrealized gain on derivatives
     instruments(net of tax of (euro) 73) ..   5         --           --             --              --            --            291
     Reclassification adjustment for
     derivative losses recorded in net
     income (net of tax of (euro) 18) ......   5         --           --             --              --            --           (71)
     Foreign currency translation
     adjustment ............................             --           --             --              --            --        (1,459)
   Total recognized income and
     expense for the period ................             --           --             --              --            --             --
                                                 ---------- ------------ -------------- --------------- ------------- --------------
Balance at March 31, 2006 ..................     36,219,902 (euro) 7,964 (euro) 128,590 (euro) (12,307) (euro) 44,170 (euro) (3,123)
                                                 ========== ============ ============== =============== ============= ==============

                                              Minority        Total
                                              Interest        Equity
                                              --------    --------------




                                                      (unaudited)
                                           (in thousands, except share data)
Balance at January 1, 2005 .................          8          158,765
Stock-based compensation ...................         --              680
Changes in minority interest ...............        (8)              (8)
Net income .................................         --            5,986
   Changes in fair value and other reserves
     including CTA:
     Unrealized gain on available-for-sale
     financial assets, (net of tax of
     (euro) 18) ............................         --               74
     Unrealized loss on derivatives
     instruments (net of tax of
     (euro) 163) ...........................         --            (489)
     Reclassification adjustment for
     derivative losses recorded in net
     income (net of tax of (euro) 42) ......         --              127
     Foreign currency translation
     adjustment ............................         --            6,682
                                                          --------------
   Total recognized income and
     expense for the period ................         --            6,393
                                             ----------   --------------
Balance at December 31, 2005 ...............  (euro)  0   (euro) 171,817

Stock-based compensation ...................         --              368
Net income .................................         --          (5,651)
   Changes in fair value and other reserves
     including CTA:
     Unrealized gain on derivatives
     instruments(net of tax of
     (euro) 73) ............................         --              291
     Reclassification adjustment for
     derivative losses recorded in net
     income (net of tax of (euro) 18) ......         --             (71)
     Foreign currency translation
     adjustment ............................         --          (1,459)
                                                          --------------
   Total recognized income and
     expense for the period ................         --          (1,239)
                                             ----------   --------------
Balance at March 31, 2006 ..................  (euro) --   (euro) 165,294
                                             ==========   ==============


   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                        CONSOLIDATED CASH FLOW STATEMENT

                                                                            For the Three Months ended March 31,
                                                                            ------------------------------------
                                                                      Note        2006                2005
                                                                            ----------------    ----------------
                                                                               (unaudited)         (unaudited)
                                                                                        (in thousands)
OPERATING ACTIVITIES:
   Loss for the period ..............................................        (euro) (5,651)      (euro) (7,078)
     Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization ..................................                 3,629               4,015
     Amortization and write-off of debt issuance cost and bond
       discount .....................................................                   101                  91
     Provision (release) for leaving indemnity and pension benefits .                 (101)                 198
     Restructuring costs ............................................  15             (131)                   --
     (Gain) loss on sale of property, plant and equipment ...........                     9                (50)
     Non cash compensation expense ..................................  14               368                  78
     Deferred tax benefit ...........................................   7           (1,626)             (2,969)
   Changes in operating assets and liabilities:
     Accounts receivable ............................................                56,055              57,591
     Inventories ....................................................              (13,924)            (16,356)
     Prepaid expense and other assets ...............................                 (501)             (1,001)
     Accounts payable, accrued expenses and other liabilities .......               (1,821)             (4,608)
                                                                             --------------      --------------
   Net cash provided by operating activities ........................                36,408              29,911
                                                                             --------------      --------------
INVESTING ACTIVITIES:
     Purchase of property, plant and equipment ......................               (2,363)             (1,918)
     Changes in intangible assets, net ..............................                  (14)                (96)
     Proceeds from sale of property, plant and equipment ............                     6                  96
     Purchases of available-for-sale financial assets ...............                    --             (4,383)
     Sale of available-for-sale financial assets ....................                    72                 415
                                                                             --------------      --------------
   Net cash used for investing activities ...........................               (2,299)             (5,887)
                                                                             --------------      --------------
FINANCING ACTIVITIES:
     Change in short-term borrowings, net ...........................               (1,348)             (1,494)
     Proceeds from long-term debt, net of discount ..................                    --                 424
     Proceeds from other long-term obligations ......................  11               559                  --
     Payments on long-term debt .....................................                 (603)            (10,649)
     Change in restricted cash ......................................                   194                 190
                                                                             --------------      --------------
   Net cash used for financing activities ...........................               (1,199)            (11,529)
                                                                             --------------      --------------
   Effect of exchange rate changes on cash ar.d cash equivalents ....                   138               (452)
   Net increase in cash and cash equivalents ........................                33,049              12,044
   Cash and cash equivalents at beginning of period .................                45,503              43,756
                                                                             --------------      --------------
   Cash and cash equivalents at end of period .......................        (euro)  78,552      (euro)  55,800
                                                                             ==============      ==============
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest ...........................................        (euro)   5,497      (euro)   6,369
   Cash paid for income taxes .......................................        (euro)     612      (euro)     339


   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company's key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today's top athletes.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands and the United Kingdom), North America, and Asia (primarily Japan).


Note 2 - Summary of Significant Accounting Policies

A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements for the year ended December 31, 2005, which will be approved at the Company's annual general meeting on May 24, 2006, is as follows:

Basis of Presentation

In 2005 and prior years, the Company reported its financial statements under US-GAAP and Dutch GAAP for statutory purposes. In connection with the preparation of the first-time adoption of IFRS as adopted by the EU as of January 1, 2004, the Company identified certain adjustments to shareholders' equity (see Reconciliation from Dutch GAAP to IFRS and from IFRS to US-GAAP). The Company does not expect there to be a material difference between IFRS as adopted by the European Union and IFRS as published by the International Accounting Standards Board.

As of January 1, 2006, the Company has changed its reporting currency from the U.S. dollar to the euro. In 2005 and prior years, the Company reported its financial statements under US-GAAP. Additionally, the Company has prepared reconciliation from IFRS to US-GAAP as presented in this footnote.

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with IFRS.

The consolidated financial statements included herein have been prepared by the Company, pursuant to the rules and regulations of the EU. As the issuance of the audited IFRS financial statements is not planned before the annual general meeting on May 24, 2006, the Company has to present unaudited IFRS financial statements as of December 31, 2005. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. The balance sheet as of December 31, 2005 has been derived from the unaudited financial statements as of that date, but does not include all disclosures required by IFRS.

The unaudited consolidated financial statements, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's balance sheet, income statement and cash flows for the periods presented. The result of operations for the three month period ended March 31, 2006 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

First-Time Adoption of IFRS

The Company has made use of the following exemptions available under IFRS 1:
- Business combinations (paragraph 15): The Company did not apply IAS 22 retrospectively and did not restate past business combinations but kept it as in its previous GAAP financial statements;
- Use of the previous GAAP revaluation of property, plant and equipment at the date of transition to IFRS as deemed cost (paragraph 16-19);
- Employee benefits and elected to use a "corridor" approach that leaves some actuarial gains and losses unrecognized (paragraph 20);
- Cumulated translation differences have been deemed to be zero at the date of transition (paragraph 21 and 22).

Consolidation

a) Subsidiaries
The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities over which the Company has financial and operating control and special purpose entities in which the Company has determined it is the main beneficiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

b) Transactions and minority interests
The Company applies a policy of treating transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the Company that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Segment Reporting

A business segment is a Company of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign Currency Translation

a) Functional and presentation currency
Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in euros, which is the Company's functional and presentation currency.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in CTA (shareholders' equity: "Fair value and other reserves including cumulative translation adjustments") as qualifying cash flow hedges. The effect of exchange rate changes on intercompany transactions of a long-term investment nature is included in CTA (shareholders' equity: "Fair value and other reserves including cumulative translation adjustments").

c) Group companies
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
- Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates prevailing during the year; and
- all resulting exchange differences on shareholders' equity items are recognised as a separate component of shareholders' equity ("Fair value and other reserves including cumulative translation adjustments").

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss. Additions and improvements that extend the useful lifes of the plant and equipment and replacements, major renewals, and betterments are capitalized. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are removed from the related accounts, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company's buildings are depreciated over a period of 30-50 years, building improvements are depreciated over a period of 10-25 years and machinery and equipment is depreciated over a period of 2-20 years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets comprise of trademarks with an indefinite useful life and land use rights with a useful live of 50 years and are carried at cost less accumulated amortization.

Goodwill and other intangible assets with an indefinite useful life are allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which trade mark and goodwill arose.

Impairment of Non-Financial Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial Assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

a) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'trade and other receivables' in the balance sheet.

c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Changes in the fair value of available-for-sale financial assets are recognised in shareholders' equity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Derivative Financial Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of fair value reserve including CTA until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. For those financial instruments that do not qualify for hedge accounting, the Company recognizes the changes in the fair value of the instruments in the income statement. The Company does not utilize financial instruments for trading or speculative purposes.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes and movements on the hedging reserve in shareholders' equity are disclosed in Note
5. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining hedge item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost being determined on a first-in first-out basis (FIFO). The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses

Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement within selling and marketing expense.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent than winter sports), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is the Company's normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance. In the rental business the Company agrees to payment terms over one year and classifies those long-term trade receivables as other non-current assets in the consolidated balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash and short-term, highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises of deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Deferred Income Tax

The Company utilizes the liability method of accounting for deferred income taxes whereby deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to temporary differences between the financial reporting bases of existing assets and liabilities and their respective tax bases. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries. Deferred taxes are calculated by using the prevailing tax rates.

Employee Benefits

(a) Pension obligations and severance payments

Group companies operate various pension and severance payment schemes. The schemes are partly funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

For defined contribution plans, the Company pays contributions to publicly or privately administered insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

(b) Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

period is determined by reference to the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to shareholders' equity.

(c) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Provisions

Provision for restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Restructuring provisions consist of employee termination payments. Provisions are not recognized for future operating losses.

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized and the Company has a constructive obligation. Warranty provision is established based on the Company's best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Our product return provisions are based on our historical experiences.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. These criteria are generally met when finished products are shipped to the customers and both title and the risks and rewards of ownership are transferred, or services have been rendered and accepted.

Revenues from licensing agreements are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Prepayments received on long-term licensing agreements are recognized as deferred income.

Provisions are recorded for estimated product returns at the time revenues are recognized.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Shipping and handling costs

The Company classifies all amounts billed to customers for shipping and handling as other revenues. All shipping and handling costs are recognized as selling and marketing expense in the consolidated income statement.

Sales deductions

The Company accrues for customer discounts based upon estimated refund obligations and classifies all sales incentives, which are earned by the Company's customers subsequent to delivery of its product, including cash discounts for volume rebates and other than cash consideration, such as credits that the Company's customer can apply against trade amounts owed to us as sales deductions.

Loss per share

(a) Basic
Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

(b) Diluted
Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options for all options granted.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

These accounting policies were also used in the preparation of the accompanying consolidated financial statements for the three months ended March 31, 2006 and 2005.

Early adoption of standards

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. The Company has early adopted IFRIC 4 on a long-term supplier contract for the year ended December 31, 2005.

Standards, interpretations and amendments to published standards that have been adopted for the period ended March 31, 2006.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

IAS 19 (Amendment), Employee Benefits. This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It imposes additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company did not intend to change the accounting policy adopted for recognition of actuarial gains and looses and did not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts for the financial year ended December 31, 2005.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Company's operations, as the Company does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements.

IAS 39 (Amendment), The Fair Value Option. This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment did not have an impact on the classification of financial instruments, as the Company complies with the amended criteria for the designation of financial instruments at fair value through profit and loss.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts. This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the Company.

IFRS 6, Exploration for and Evaluation of Mineral Resources. IFRS 6 is not relevant to the Company's operations.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. IFRIC 5 is not relevant to the Company's operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment. IFRIC 6 is not relevant to the Company's operations.

Standards, interpretations and amendments to published standards that are not yet effective

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial
Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation from Dutch GAAP to IFRS and from IFRS to US-GAAP

For 2004, Head for the first time based its financial reporting on International Financial Reporting Standards (IFRS). In prior years until December 31, 2005, the Company had published its annual and quarterly financial statements under US-GAAP. In addition until December 31, 2004, the Company prepared its annual financial statements under Dutch GAAP for filing with the Dutch commercial register. As of December 31, 2005 the Company will file its financial statements under IFRS based on its financial statements under Dutch GAAP as of January 1, 2004, with the Dutch commercial register.

At May 11, 2006, the Company files on Form 6-K with the United States Securities and Exchange Commission (SEC), unaudited consolidated financial statements as of and for the three months ended March 31, 2006 and 2005, prepared in accordance with IFRS. In connection with the preparation of the first-time adoption of IFRS based on Dutch GAAP for the periods ended March 31, the Company identified certain adjustments to its shareholder equity as of January 1, 2004 and certain other financial information relating to the quarterly period in 2006. These adjustments are summarized as follows:

Due to the difference in method of valuation of post retirement benefits between FAS 106 and IAS 19, the Company recorded an aggregated adjustment of (euro)0.5 million as of January 1, 2004 as a reduction in retirement benefit obligations. A minimum pension liability to be recognized under FAS 87 is not accepted under IAS 19 and has to be reclassified to retirement benefit obligations. Due to the use of the deemed cost option of IFRS 1, IFRS goodwill and intangible assets with an indefinite life were amortized two more years compared to US-GAAP. Therefore the Company recognized additional amortization of (euro)1.5 million. Goodwill in currencies other then the euro is converted at the European Central bank rates as of the days. Dutch GAAP requires to accrue for all cost estimated at the time of announcement of the restructuring program. Under US-GAAP restructuring cost are recognized when they incur, with the exception of certain employee benefit cost and excess rent and under IAS 37 only restructuring cost with a legal or constructive obligation are recognized. As of January 1, 2004, in accordance with Dutch GAAP the Company recognized an additional accrual of
(euro)1.7 million which was partially used in 2004. The remaining portion ((euro)0.4 million) was released in 2004. As a consequence under US-GAAP and IFRS those cost have been recognized in 2004, when incurred.

The table below provides a reconciliation of shareholders' equity from Dutch GAAP to IFRS and US-GAAP as of January 1, 2004 and December 31, 2004 and a reconciliation of shareholders' equity from IFRS to US-GAAP as of December 31, 2005, March 31, 2005 and 2006, as well as a reconciliation of net income (loss) for the years ended December 31, 2004 and 2005 and for the periods ended March 31, 2006 and March 2005:

                                                   March 31,       March 31,     December 31,    December 31,     January 1,
                                                     2006            2005           2005            2004             2004
                                                                                (in thousands)
Shareholders' Equity under Dutch GAAP ......                                                    (euro) 158,398  (euro) 188,378
   Adoption of IAS 39 (Financial Instruments)                                                              490             710
   Provision for restructuring costs .......                --              --              --              --           1,671
   Deferred taxes on differences ...........                                                             (122)           (177)
                                                                                                --------------  --------------
Shareholders' Equity under IFRS.............    (euro) 165,294  (euro) 153,931  (euro) 171,817  (euro) 158,765  (euro) 190,581
   Adoption of IAS 19 (Employee Benefits)...                 9           (371)               9           (371)           (495)
   Minimum Pension Liabilities .............              (83)            (97)            (85)            (96)            (83)
   Amortization of goodwill and trademarks..             1,671           1,560           1,714           1,485           1,602
   Minority interest .......................                --             (8)              --             (8)             (8)
   Deferred taxes on differences ...........             (100)           (450)           (100)           (505)           (215)
                                                --------------  --------------  --------------  --------------  --------------
Shareholders' Equity under US-GAAP .........    (euro) 166,791  (euro) 154,565  (euro) 173,355  (euro) 159,270  (euro) 191,382
                                                ==============  ==============  ==============  ==============  ==============

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                        For the period ended March 31,    For the year ended December 31,
                                                             2006            2005            2005           2004
                                                                                (in thousands)
Net income (loss) under Dutch GAAP...................   (euro) (5,651)  (euro) (7,078)    (euro) 5,986  (euro) (27,114)
     Release of provision for restructuring costs....               --              --              --            (384)
     Restructuring costs incurred in 2004 ...........               --              --              --          (1,287)
Net income (loss) under IFRS ........................   (euro) (5,651)  (euro) (7,078)    (euro) 5,986  (euro) (28,785)
     Adoption of IAS 19 (Employee Benefits)..........               --              --             381            (124)
     Deferred taxes .................................               --              --             405            (290)
                                                        --------------  --------------    ------------  ---------------
Net income (loss) under US-GAAP .....................   (euro) (5,651)  (euro) (7,078)           6,772  (euro) (29,199)
                                                        ==============  ==============    ============  ===============


Note 3 - Inventories

Inventories consist of the following (in thousands):

                                                   March 31,        December 31,
                                                 -------------------------------
                                                      2006              2005
                                                 -------------     -------------
                                                  (unaudited)       (unaudited)
Raw materials and supplies ....................  (euro) 17,549     (euro) 15,648
Work in process ...............................          9,751             8,557
Finished goods ................................         67,245            57,477
Provisions ....................................       (12,575)          (13,132)
                                                 -------------     -------------
Total inventories, net ........................  (euro) 81,969     (euro) 68,551
                                                 =============     =============


Note 4 - Goodwill and Intangible Assets

At March 31, 2006 and December 31, 2005, the Company recorded identified indefinite lived intangible assets consisting of trademarks with a book value of
(euro)12.1 million and (euro)12.4 million, respectively. Also, the Company recorded goodwill of (euro)3.2 million at March 31, 2006 and December 31 2005.


Note 5 - Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to fair value reserve of (euro)0.3 million and (euro)0.4 million, net of tax, for the period ended March 31, 2006 and 2005, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the period ended March 31, 2006 and 2005, the Company reclassified a gain from fair value reserve to earnings of (euro)0.1 million and (euro)0.03 million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of March 31, 2006 and December 31, 2005. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                                      As of March 31, 2006
                                                        ------------------------------------------------
                                                           Contract         Carrying           Fair
                                                            amount            value            value
                                                        --------------   --------------   --------------
                                                                         (in thousands)
Foreign exchange forward contracts......................(euro)   16,811  (euro)     326   (euro)     326
Foreign exchange option contracts.......................(euro)    3,525  (euro)      34   (euro)      34

                                                                     As of December 31, 2005
                                                        ------------------------------------------------
                                                           Contract         Carrying           Fair
                                                            amount            value            value
                                                        --------------   --------------   --------------
                                                                         (in thousands)
Foreign exchange forward contracts......................(euro)   17,890  (euro)    (161)  (euro)    (161)
Foreign exchange option contracts.......................(euro)    1,872  (euro)      13   (euro)      13

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of IAS 39, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationship are highly effective in off-setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.


Note 6 - Shareholders' Equity

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

As of January 1, 2004, in accordance with IAS 27 in connection with SIC 12 the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting, a special purpose entity. As a result of consolidating the Stichting shares held by the Stichting at December 31, 2004 are presented as treasury stock, in the consolidated balance sheets. As of March 31, 2006 and December 31, 2005, the Stichting held 1,179,540 treasury shares.


Note 7 - Income Taxes

For the three months ended March 31, 2006, the effective tax rate differed from the statutory tax rate in the Netherlands primarily due to not capitalizing current year operating losses which will not be realized.

The Company's effective tax rate differed from the statutory tax rate in the Netherlands (31.5%) for the three months ended March 31, 2005, primarily due to current year net operating losses not capitalised in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized compared to 2004 as well as due to different tax rates within the Company due in other countries.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company had net operating loss carryforwards of approximately (euro)314.6 million as of March 31, 2006 and December 31, 2005, respectively.


Note 8 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues from external customers by geographic region based on the location of the Company's subsidiaries.

                                              For the Period Ended March 31,
                                             --------------------------------
                                                 2006                2005
                                             ------------        ------------
                                              (unaudited)         (unaudited)
Revenues by Product Category:
Winter Sports .............................  (euro) 20,187       (euro) 15,909
Racquet Sports ............................         36,235              31,930
Diving ....................................         11,026              14,410
Licensing .................................          2,485               2,280
                                             -------------       -------------
Total Revenues ............................         69,933              64,529
Other Revenues ............................            397                 210
Sales Deductions ..........................        (2,218)             (1,799)
                                             -------------       -------------
     Total Net Revenues ...................  (euro) 68,111       (euro) 62,940
                                             =============       =============

                                              For the Period Ended March 31,
                                             --------------------------------
                                                 2006                2005
                                             ------------        ------------
                                              (unaudited)         (unaudited)
Revenues from External Customers:
Austria ...................................  (euro) 25,698       (euro) 25,038
Italy .....................................          8,406               9,995
France ....................................          4,349               3,521
United Kingdom / Ireland ..................          2,282               2,056
Other (Europe) ............................          2,992               2,770
Asia ......................................            616                 349
North America .............................         23,768              19,211
                                             -------------       -------------
     Total Net Revenues ...................  (euro) 68,111       (euro) 62,940
                                             =============       =============


Note 9 - Senior Notes

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange.

In March 2005, the Company repurchased the equivalent of (euro)10.0 million of its 8.5% senior notes for (euro)9.7 million and realized a gain of (euro)0.1 million. As a result of this transaction, the Company wrote-off (euro)0.1 million of debt issue costs. At March 31, 2006 and December 31, 2005, the Company had (euro)111.2 million of senior notes outstanding, respectively.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately (euro)0.9 million for the period ended March 31, 2006 and 2005, respectively.

                                                            March 31,
                                                              2006
                                                         --------------
                                                         (in thousands)
2006.............................................        (euro)  2,726
2007.............................................                3,230
2008.............................................                2,579
2009.............................................                2,199
2010.............................................                1,404
Thereafter ......................................                1,257
                                                         --------------
                                                         (euro) 13,396
                                                         ==============

Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management there is no legal or constructive obligation until the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

Product Warranties

Included in provisions, accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of March 31, 2006, accruals for warranties consist of the following (in thousands):

Balance as of January 1, 2006 ...................        (euro)   3,669
Current year provision ..........................                   552
Settlements made during the period ..............                 (559)
                                                         --------------
Balance as of March 31, 2006 ....................        (euro)   3,662
                                                         ==============


Note 11 - Other Long-Term Liabilities

In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1, 2005 for another 10 years until 2019 and has received a prepayment in the amount of $5.9 million for the extended period. The prepayments were recorded as deferred income. As of March 31, 2006 and December 31, 2005 the long-term portion amounted to (euro)7.3 million and (euro)7.7 million, respectively.

In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 70% and 30% interest in the newly formed venture, respectively. In accordance with IFRS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Chinese company was formed to manufacture tennis balls solely on behalf of the Company. The entity did not have any operations as of March 31, 2006 other than the commencement of the construction of a building. The Company's partner in this venture also has the right to receive a guaranteed yearly dividend of 12% on its investment balance starting in the month after the operation has started. As a result of the Company having to consolidate this entity as of March 31, 2006 and December 31, 2005 the Company recorded other long-term liabilities of
(euro)0.9 million and (euro)0.3 million for the contribution of its partner.


Note 12 - Pension and Other Postretirement Benefit Plans

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country.

The table below shows the net periodic benefit cost for the period ended March 31, 2006 (in thousands):


                                                            Pension Benefit      Other Benefits
                                                           -----------------    ----------------

Service cost...............................................(euro)        108    (euro)       308
Interest cost..............................................               49                  86
Amount of recognized actuarial losses......................               --                  15
                                                           -----------------    ----------------
Net periodic benefit cost recognized.......................(euro)        157    (euro)       408
                                                           =================    ================

As of March 31, 2006, the Company paid (euro)0.2 million of employer contributions and expects to make insignificant amounts of employer contributions during 2006.


Note 13 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately (euro)1.2 million and (euro)1.0 million for the period ended March 31, 2006 and 2005, respectively. The Company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately (euro)0.01 million for the period ended March 31, 2006 and 2005, respectively.


Note 14 - Stock Option Plans

The Company accounts for its stock options in accordance with IFRS 2. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options, is included in general and administrative expense and amounted to (euro)0.4 million and (euro)0.1 million for the period ended March 31, 2006 and 2005, respectively.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of March 31, 2006, 145,848 shares were available for grant under the Plan 1998.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of March 31, 2006, the weighted average remaining contractual life of the outstanding stock options is 3.4 years, and 770,528 options are vested and exercisable.

                                                                 Exercise Price Less Than
                                                                Grant Date Stock Fair Value
                                                           ------------------------------------
                                                             Number of         Weighted average
                                                             of shares          exercise price
                                                           -------------       ----------------

Balance, December 31, 2005 and March 31, 2006..............    1,416,634       $          0.39
                                                           =============       ===============


At March 31, 2006 stock options representing 770,528 shares are exercisable at a price of $0.39 per share and grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 ("Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with IFRS 2, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of March 31, 2005 no shares were available for grant under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                                Exercise Price Greater Than
                                                                Grant Date Stock Fair Value
                                                           ------------------------------------
                                                             Number of         Weighted average
                                                             of shares          exercise price
                                                           -------------       ----------------

Balance, December 31, 2005 and March 31, 2006..............    3,982,068       $          4.31
                                                           =============       ===============

As of March 31, 2006, the weighted average remaining contractual life of the outstanding stock options is 5.5 years, and 1,756,482 options are exercisable under the Plan 2001. At March 31, 2006, stock options representing 1,756,482 shares are exercisable at price of $4.31 per share and grant date was September 2001.

Plan 2005

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 ("Plan 2005"). The Plan 2005 provides for grants of stock options to certain officers and key employees of the Company and its subsidiaries. As of December 31, 2005, a total of 3,661,346 options were granted under the terms of the Plan 2005. In accordance with IFRS 2, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2005, the weighted-average fair value of the grant was (euro)1.22, which was estimated using the following assumptions: no dividends, expected volatility of 41%, expected term of 6.5 years, and risk-free interest rate of 3.2%.

The exercise price for all stock options granted under the Plan 2005 was fixed at inception of the Plan 2005 at (euro)2.168. Options generally vest over a period of 4 years. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2005, 203,345 shares are available for grant under the Plan 2005 and no shares are currently exercisable.

                                                                Exercise Price Greater Than
                                                                Grant Date Stock Fair Value
                                                           ------------------------------------
                                                             Number of         Weighted average
                                                             of shares          exercise price
                                                           -------------       ----------------

Balance, December 31, 2005 and March 31, 2006..............    3,661,346       (euro)      2.17
                                                           =============       ================


Note 15 - Restructuring Costs

In November 2005, the Company approved a restructuring program in Italy to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. During a period of 12 months the employees can voluntarily adhere to a dismissal plan (voluntary Mobilita) benefiting from incentives from the Company and Government otherwise all employees will be involuntarily terminated as part of a dismissal plan (obligatory Mobilita). The total costs for the restructuring program are
(euro)1.0 million and represent personnel costs. As of March 31, 2006, (euro)0.1 million of those costs have been paid. This restructuring process is expected to be largely finalized at the end of 2006.

In November 2005, the Company decided to move the remaining ski boots production from the Maser, Italy plant to the plant in Litovel, Czech Republic. In December 2005, the Company accrued (euro)0.3 million of severance costs. The program is largely completed; however there will be some non-material expenses in 2006.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                 Employee
                                               termination
                                                 benefits
                                              --------------
                                              (in thousands)

Balance as of December 31, 2005.............. (euro)   1,364
Paid/incurred ...............................          (131)
                                              --------------
Balance as of March 31, 2006................. (euro)   1,234
                                              ==============


Note 16 - Conversion into U.S. Dollar

For the convenience of the reader, the consolidated balance sheet as of March 31, 2006 and December 31, 2005 are also presented in U.S. dollars ("$"), converted at the rate of (euro)1 = $1.2104, the European Central Bank rates as of March 31, 2006.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                                              March 31,         December 31,
                                                                             -----------        ------------
                                                                    Note         2006               2005
                                                                             -----------        ------------
                                                                             (unaudited)         (unaudited)
                                                                            (in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net ...............................           $    72,902         $    74,581
Intangible assets ................................................    4           15,424              15,807
Goodwill .........................................................    4            3,861               3,826
Available-for-sale financial assets ..............................                 2,388               2,388
Deferred income tax assets .......................................    7           76,416              74,448
Trade and other receivables ......................................                   160               2,244
Other non-current assets .........................................                 4,769               4,732
                                                                             -----------         -----------
     Total non-current assets ....................................               175,920             178,027
Current assets
Inventories, net .................................................    3           99,215              82,974
Trade and other receivables ......................................               112,718             179,774
Prepaid expense ..................................................                 5,179               4,709
Available-for-sale financial assets ..............................                17,867              17,955
Restricted cash ..................................................                 4,556               4,790
Cash and cash equivalents.........................................                95,079              55,076
                                                                             -----------         -----------
     Total current assets ........................................               334,613             345,278
                                                                             -----------         -----------
     Total assets ................................................           $   510,533         $   523,305
                                                                             ===========         ===========
SHAREHOLDERS' EQUITY:
Share capital ....................................................    6      $     9,640         $     9,640
Other reserves ...................................................               155,645             155,199
Treasury shares ..................................................    6         (14,896)            (14,896)
Retained earnings ................................................                53,464              60,304
Fair Value and other reserves including
     cumulative translation adjustments (CTA) ....................               (3,781)             (2,280)
                                                                             -----------         -----------
     Total shareholders' equity ..................................               200,072             207,967
LIABILITIES:
Non-current liabilities
Long-term debt ...................................................    9          161,045             161,798
Retirement benefit obligations ...................................   12           19,607              19,739
Other long-term liabilities ......................................   11           10,069               9,859
                                                                             -----------         -----------
     Total non-current liabilities ...............................               190,722             191,395
Current liabilities
Trade and other payables .........................................                31,095              30,014
Borrowings .......................................................                31,609              33,587
Income taxes .....................................................                   637                 726
Provisions, accrued expenses and other current liabilities........ 10, 15         56,399              59,617
                                                                             -----------         -----------
     Total current liabilities ...................................               119,740             123,943
                                                                             -----------         -----------
     Total liabilities ...........................................               310,461             315,338
                                                                             -----------         -----------
     Total liabilities and shareholders' equity ..................           $   510,533         $   523,305
                                                                             ===========         ===========

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The consolidated income statement for the three months ended March 31, 2006 and 2005 are also presented in U.S. dollars ("$"), converted at the rate of (euro)1 = $1.2104, the European Central Bank rates as of March 31, 2006.

                                                             For the Three Months ended March 31,
                                                             ------------------------------------
                                                     Note        2006                    2005
                                                             ------------            ------------
                                                              (unaudited)             (unaudited)
                                                               (in thousands, except share data)
Product revenues .................................            $    81,547             $    75,329
Licensing and royalty revenues ...................                  3,100                   2,777
                                                              -----------             -----------
Total revenues ...................................                 84,647                  78,106
Other revenues ...................................                    480                     254
Sales deductions .................................                (2,685)                 (2,178)
                                                              -----------             -----------
Total net revenues ...............................     8           82,442                  76,182
Cost of sales ....................................                 49,733                  48,058
                                                              -----------             -----------
Gross profit .....................................                 32,709                  28,125
Selling and marketing expense ....................                 28,345                  28,145
General and administrative expense................  13, 14          9,447                   8,578
                                                              -----------             -----------
Operating loss ...................................                (5,084)                 (8,598)
Interest expense .................................                (3,722)                 (4,060)
Interest income ..................................                    468                     279
Foreign exchange gain (loss) .....................                   (29)                     792
Other income (expense), net ......................                   (11)                      63
                                                              -----------             -----------
Loss from operations before income taxes .........                (8,377)                (11,524)
Income tax benefit (expense):
     Current .....................................     7            (431)                   (637)
     Deferred ....................................                  1,968                   3,594
                                                              -----------             -----------
     Income tax benefit...........................                  1,537                   2,957
                                                              -----------             -----------
Loss for the period ..............................            $   (6,840)             $   (8,567)
                                                              ===========             ===========
Earnings per share-basic
     Loss for the period .........................                 (0.19)                  (0.24)
Earnings per share-diluted
     Loss for the period .........................                 (0.19)                  (0.24)
Weighted average shares outstanding
     Basic........................................                 36,220                  36,220
     Diluted......................................                 36,220                  36,220

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The consolidated cash flow statement for the three months ended March 31, 2006 and 2005 are also presented in U.S. dollars ("$"), converted at the rate of
(euro)1 = $1.2104, the European Central Bank rates as of March 31, 2006.

                                                                                    For the Three Months ended March 31,
                                                                                    ------------------------------------
                                                                            Note         2006                  2005
                                                                                    --------------        --------------
                                                                                     (unaudited)            (unaudited)
                                                                                               (in thousands)
OPERATING ACTIVITIES:
   Loss for the period ..............................................               $      (6,840)        $      (8,567)
   Adjustments to reconcile net income
     to net cash provided by operating activities:
     Depreciation and amortization ..................................                        4,392                4,860
     Amortization and write-off of debt issuance cost
     and bond discount ..............................................                          123                  111
     Provision (release) for leaving indemnity
     and pension benefits ...........................................                        (122)                  239
     Restructuring costs ............................................        15              (158)                   --
     (Gain) loss on sale of property, plant and equipment ...........                           11                 (60)
     Non cash compensation expense ..................................        14                446                   94
     Deferred tax benefit ...........................................         7            (1,968)              (3,594)
   Changes in operating assets and liabilities:
     Accounts receivable ............................................                       67,849               69,709
     Inventories ....................................................                     (16,853)             (19,798)
     Prepaid expense and other assets ...............................                        (606)              (1,211)
     Accounts payable, accrued expenses and ether liabilities .......                      (2,204)              (5,578)
                                                                                    --------------        --------------
   Net cash provided by operating activities ........................                       44,069               36,205
                                                                                    --------------        --------------
INVESTING ACTIVITIES:
     Purchase of property, plant and equipment ......................                      (2,860)              (2,321)
     Changes in intangible assets, net ..............................                         (18)                (117)
     Proceeds from sale of property, plant and equipment ............                            8                  116
     Purchases of available-for-sale financial assets ...............                           --              (5,306)
     Sale of available-for-sale financial assets ....................                           87                  502
                                                                                    --------------        --------------
   Net cash used for investing activities ...........................                      (2,783)              (7,125)
                                                                                    --------------        --------------
FINANCING ACTIVITIES:
     Change in short-term borrowings, net ...........................                      (1,632)              (1,808)
     Proceeds from long-term debt, net of discount ..................                           --                  513
     Proceeds from other long-term obligations ......................        11                677                   --
     Payments on long-term debt .....................................                        (730)             (12,890)
     Change in restricted cash ......................................                          234                  230
                                                                                    --------------        --------------
   Net cash used for financing activities ...........................                      (1,451)             (13,955)
                                                                                    --------------        --------------
   Effect of exchange rate changes on cash and cash equivalents .....                          167                (547)
   Net increase in cash and cash equivalents ........................                       40,002               14,578
   Cash and cash equivalents at beginning of period .................                       55,076               52,962
                                                                                    --------------        --------------
   Cash and cash equivalents at end of period .......................               $       95,079        $      67,540
                                                                                    ==============        ==============
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest ...........................................               $        6,653        $       7,709
   Cash paid for income taxes .......................................               $          741        $         410

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company's key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today's top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through some 30,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

Over the last 56 years, the Company has become one of the world's most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. The Company's focus continues to be its core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, for the last ten years the Company has increased its emphasis on marketing and new product development, leveraging further its brands, global distribution network and traditional strength in manufacturing and the Company is continuously looking for a possible reduction of its fixed costs.

The Company generates revenues in its principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. It also receives licensing and royalty income. As many of its goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of its yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. Revenue from sales is generally recognized at the time of shipment.

Market Environment

Winter Sports. Snowfalls at the end of November, and the beginning of December 2005 in all the Company's major Winter Sports markets, including Japan, generated early interest in winter sports products and retailers reported improved sales at the beginning of the winter sports season 2005/06 compared to the previous year. Ski boots, in particular, were reported comparatively high sales. The Eastern Europe market for Winter Sports equipment also developed well. Although the Eastern Europe market volume for 2005 remained relatively stable compared with previous years, the Company may see an improvement in market share for 2006. The snowboard market for 2005 was adversely affected by the late start of the 2004/05 winter sports season, but has been positively affected by the early snow of the 2005/06 season. However, the Company still expects the market for snowboard products to decline by approximately 15% in the 2005/06 season compared to the 2004/05 season.

Racquet Sports. Due to an unprecedented number of new racquet launches in the US market for tennis racquets, the premium segment of the worldwide market, tennis racquet sales in 2005 improved substantially over 2004. The European tennis markets also showed slight growth for 2005. Only the Japanese tennis market declined in 2005 compared to 2004, albeit marginally. The global tennis ball market declined in 2005, despite a stable US market, due to declines in both the European and Japanese ball markets.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Diving. During the first half of 2005, we experienced a decline in overall sales for diving equipment of approximately 8% compared to the first half of 2004, due to less travel worldwide to dive centers and resorts and correspondingly fewer purchases of equipment. For the year 2005, sales in Eastern Europe and the Middle East showed a slight improvement, and the market in Southeast Asia experienced moderate growth despite the decline in sales reported after the tsunami at year-end 2004. As in the past few years, we continue to focus on the Asian markets and have established dedicated area managers and implemented marketing initiatives. Our strategy is to focus on improving gross margins rather than revenues.

The Company operates in a multi-currency environment and is subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. Currency translation risk arises because the Company measures and records the financial condition and results of operations of each of its subsidiaries in their functional currency and then translates these amounts into euro, the Company's reporting currency. The Company is subject to currency transaction risk whenever one of its subsidiaries enters into a transaction using a currency other than its functional currency. The Company reduces this risk, however, by seeking to match its revenues and costs, as well as assets and liabilities, in each currency.

Results of Operations:

The following table sets forth certain consolidated income statement data:

                                                     For the Three Months
                                                        Ended March 31,
                                               --------------------------------
                                                    2006              2005
                                               --------------    --------------
                                                 (unaudited)       (unaudited)
                                                           (in thousands)
Total net revenues .........................    (euro) 68,111     (euro) 62,940
Cost of sales ..............................           41,088            39,704
                                               --------------    --------------
     Gross profit ..........................           27,023            23,236
                                               ==============    ==============
     Gross margin ..........................            39.7%             36.9%
Selling and marketing expense ..............           23,418            23,253
General and administrative expense .........            7,805             7,087
                                               --------------    --------------
     Operating loss ........................          (4,200)           (7,104)
                                               ==============    ==============
Interest expense ...........................          (3,075)           (3,355)
Interest income ............................              387               231
Foreign exchange gain (loss) ...............             (24)               655
Other income (expense), net.................              (9)                52
Income tax benefit .........................            1,269             2,443
                                               --------------    --------------
     Net loss ..............................   (euro) (5,651)    (euro) (7,078)
                                               ==============    ==============


Three Months Ended March 31, 2006 and 2005

Total Revenues. For the three months ended March 31, 2006 total revenues increased by (euro)5.2 million, or 8.2%, to (euro)68.1 million from (euro)62.9 million in the comparable 2005 period. This increase was due to higher sales volumes in our winter and racquet sports divisions partly offset by decreasing sales of our diving equipment. Also, weakening of the euro against the U.S. dollar contributed to the positive revenue development.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

                                                  For the Period Ended March 31,
                                                --------------------------------
                                                    2006               2005
                                                -------------      -------------
                                                 (unaudited)        (unaudited)
                                                        (in thousands)
Revenues by Product Category:
Winter Sports ...............................   (euro) 20,187      (euro) 15,909
Racquet Sports ..............................          36,235             31,930
Diving ......................................          11,026             14,410
Licensing ...................................           2,485              2,280
                                                -------------      -------------
Total Revenues ..............................          69,933             64,529
Other Revenues ..............................             397                210
Sales Deductions ............................         (2,218)            (1,799)
                                                -------------      -------------
     Total Net Revenues .....................   (euro) 68,111      (euro) 62,940
                                                =============      =============


Winter Sports revenues for the three months ended March 31, 2006 increased by
(euro)4.3 million, or 26.9%, to (euro)20.2 million from (euro)15.9 million in the comparable 2005 period. This increase was due to higher sales volumes of skis, bindings, ski boots and snowboard equipment as a consequence of good snow conditions in the winter season 2005/2006.

Racquet Sports revenues for the three months ended March 31, 2006 increased by
(euro)4.3 million, or 13.5%, to (euro)36.2 million from (euro)31.9 million in the comparable 2005 period. This increase was mainly due to higher sales volumes in tennis racquets and balls partly offset by decreased sales volumes of our bags. In addition, the weakening of the euro against the U.S. dollar in the reporting period contributed to the positive development.

Diving revenues for the three months ended March 31, 2006 decreased by (euro)3.4 million, or 23.5%, to (euro)11.0 million from (euro)14.4 million in the comparable 2005 period. This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006.

Licensing revenues for the three months ended March 31, 2006 increased by
(euro)0.2 million, or 9.0%, to (euro)2.5 million from (euro)2.3 million in the comparable 2005 period due to increased income from existing agreements.

Other revenues include amounts billed to customers for shipping and handling and are recognized also as selling and marketing expense.

Sales deductions for the three months ended March 31, 2006 increased by
(euro)0.4 million, or 23.3%, to (euro)2.2 million from (euro)1.8 million in the comparable 2005 period due to increased sales.

Gross Profit. For the three months ended March 31, 2006 gross profit increased by (euro)3.8 million to (euro)27.0 million from (euro)23.2 million in the comparable 2005 period. Gross margin increased to 39.7% in 2006 from 36.9% in the comparable 2005 period due to improved operating performance and product mix.

Selling and Marketing Expenses. For the three months ended March 31, 2006, selling and marketing expenses increased by (euro)0.2 million, or 0.7%, to
(euro)23.4 million from (euro)23.3 million in the comparable 2005 period. This increase was due to higher shipment costs and commissions as a consequence of increased sales and also to the weakening of the euro against the U.S. dollar.

General and Administrative Expenses. For the three months ended March 31, 2006, general and administrative expenses increased by (euro)0.7 million, or 10.1%, to
(euro)7.8 million from (euro)7.1 million in the comparable 2005 period. This increase was

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

due to higher non-cash compensation expenses of (euro)0.3 million, resulting from the new Head Executive Stock Option Plan 2005 implemented in the third quarter 2005 as well as due to the weakening of the euro against the U.S. dollar.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended March 31, 2006 decreased by (euro)2.9 million to (euro)4.2 million from (euro)7.1 million in the comparable 2005 period.

Interest Expense. For the three months ended March 31, 2006, interest expense decreased by (euro)0.3 million, or 8.3%, to (euro)3.1 million from (euro)3.4 million in the comparable 2005 period. This decrease was due to the repurchase of a portion of our 8.5% senior notes in 2005.

Interest Income. For the three months ended March 31, 2006, interest income increased by (euro)0.2 million, or 67.7%, to (euro)0.4 million from (euro)0.2 million in the comparable 2005 period. This decrease was due to higher interest bearing cash on hand.

Foreign Currency Gain. For the three months ended March 31, 2006, we had a foreign currency loss of (euro)0.02 million compared to a gain of (euro)0.7 million in the comparable 2005 period.

Other Income (Expense), net. For the three months ended March 31, 2006, other income, net remained insubstantial as in the comparable 2005 period.

Income Tax Benefit. For the three months ended March 31, 2006, income tax benefit was (euro)1.3 million, a decrease of (euro)1.2 million compared to income tax benefit of (euro)2.4 million in the comparable 2005 period due to the decrease in pre-tax loss.

Net Loss. As a result of the foregoing factors, for the three months ended March 31, 2006, we had a net loss of (euro)5.7 million, compared to a net loss of
(euro)7.1 million in the comparable 2005 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the three months ended March 31, 2006, cash generated from operating activities increased by (euro)6.5 million, or 21.9%, to (euro)36.4 million from
(euro)29.9 million in the comparable 2005 period. This was mainly due to lower working capital and lower loss. The cash flows from operating activities were used to purchase property, plant and equipment of (euro)2.4 million, repayment of short term debts of (euro)1.3 million and increase of cash on hand.

As of March 31, 2006, we have in place (euro)111.2 million senior notes due 2014, (euro)13.6 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and (euro)8.3 million other long-term debt comprising secured loans in Austria, Italy and the Czech Republic. In addition, we used lines of credit with several banks in Austria, Canada and Japan of
(euro)26.1 million.

As of March 31, 2006, we had (euro)78.6 million cash on hand mainly held in euro.

We believe that our current level of cash on hand, future cash flows from operations, and our Senior Notes and other facilities are sufficient to meet our operating needs.